Citigroup Managed Futures LLC
                         731 Lexington Avenue, 25th Floor
                               New York, NY 10022

By Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:     Citigroup Diversified Futures Fund L.P.
        Supplement to Registration Statement on Form S-1
        File No. 333-117275

Ladies and Gentlemen:

     On behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rule 424 (b) (3) of the Securities Act of 1933, as amended, a Supplement dated November 30, 2006 to the Partnership's prospectus dated May 1, 2006.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/ Jennifer Magro
    ------------------------
    Jennifer Magro
    Chief Financial Officer and
    Director

Enclosures

                     Citigroup Diversified Futures Fund L.P.
                                  November 2006

The net asset value for Citigroup Diversified Futures Fund L.P. was $928.41 per unit at the end of November, up 0.8% for the month and down 0.3% year to date.

The month of November was profitable for the Fund's advisors. Profits in currency, grains, fixed income, metals and indices markets were partially offset by losses in energy and soft commodity markets.

Price volatility in financial and commodity markets, which had been benign for the majority of November, experienced a significant pickup toward the end of the month resulting in positive performance for the Fund. Profits were earned from currency trading as the euro and British pound markedly appreciated against the U.S. dollar and expectations regarding interest rate differentials continued to dominate currency markets. Economic data reflecting increased signs of a slowdown in the U.S. economy, coupled with the Asian Central Banks' intention to diversify dollar concentrated reserve holdings, formed the basis for the weakened dollar.

Additional profits were earned as grain prices continued to rally over the impact of Australia's drought on wheat supplies and increased interest in corn for ethanol production. The fixed income market remained profitable, as gains from U.S. treasury bonds were sufficient enough to offset losses in global interest rates.

Losses were accumulated in energy markets as directional price trends failed to emerge in natural gas and other petroleum products. Small losses were also realized in trading soft commodities as sugar prices remained range bound.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Advisor.

Citigroup Managed Futures LLC

                     Citigroup Diversified Futures Fund L.P.
                                Account Statement
                           For the Period November 1,
                            Through November 30, 2006

                                                       Percent
                                                     of Average
                                                     Net Assets

Realized gains from trading             $9,792,223       1.08%
Change in unrealized gains/losses
     from trading                          779,383       0.08
                                       -----------      -----
                                        10,571,606       1.16
Less, Brokerage commissions
     and clearing fees ($222,098)        4,625,478       0.51
                                       -----------      -----
Net realized and unrealized gains        5,946,128       0.65
Interest Income                          3,031,632       0.33
                                       -----------      -----
                                         8,977,760       0.98
                                       -----------      -----
Less, Expenses:
     Management fees                     1,493,101       0.16
     Other expenses                         31,467          -
                                       -----------      -----
                                         1,524,568       0.16
                                       -----------      -----
Net income                               7,453,192       0.82%
                                                        -----

Additions (17,703.2662 L.P. units
at October 31, 2006 net asset
value per unit of $920.96)              16,304,000
Redemptions (30,789.8525 L.P. units
at November, 2006 net asset
value per unit of $928.41)             (28,585,607)
                                       -----------
Decrease in net assets                  (4,828,415)
Net assets, October 31, 2006           904,974,037
                                       -----------
Net assets, November 30, 2006         $900,145,622
                                       ===========
Net Asset Value per unit
  ($900,145,622 / 969,551.9726 Units)       $928.41
                                            =======

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.

By: /s/ Jennifer Magro
        ---------------
        Jennifer Magro
        Chief Financial Officer and Director
        Citigroup Managed Futures LLC
        General Partner, Citigroup
        Diversified Futures Fund L.P.